Exhibit 23.1
Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Core Scientific, Inc. (the “Company”) on Form S-8 (File No. 333-264397) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 3, 2023 with respect to our audit of the consolidated financial statements of Core Scientific, Inc. as of December 31, 2022 and for the year then ended, which report is included in this Annual Report on Form 10-K of Core Scientific, Inc. for the year ended December 31, 2022.

Our report on the consolidated financial statements refers to a change in the Company’s method of accounting for leases in 2022 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective January 1, 2022, using the modified retrospective approach.

/s/ Marcum LLP

Marcum LLP
Los Angeles, CA
April 3, 2023